# GoBQ Grills, Inc.



# ANNUAL REPORT

35903 N 32nd Dr

Phoenix, AZ 85086

(855) 355-4627

https://www.gobqgrills.com

This Annual Report is dated April 27, 2022.

## BUSINESS

GoBQ Grills, Inc. was originally founded as "Grillfold, LLC." in 2012 by Eric Goeken and Todd Zaroban. The company was converted to a C-Corp on January 1 2020. GoBQ Grills develops, manufactures, and sells a line of revolutionary ultra-portable grills made from flexible, flame and heat-resistant fabric. The Frst product in this line is the patented "GoBQ® Charcoal Grill".
The ultimate benefit of the GoBQ is its portability and convenience, and the primary target market is campers, hikers, tailgaters, travelers, and outdoor enthusiasts.

Our current domestic sales channels consist of the GoBQ Grills online store and Amazon.com. HNY Trading is our exclusive GoBQ distributor in Japan.

GoBQ utilizes both in-house and subcontractor engineering and design for a rapid and cost effective development process. Prototypes are created utilizing 3D printing technology and in-house testing to allow GoBQ to quickly perfect new product designs, improvements, and specifications.

Manufacturing is primarily outsourced overseas in order to attain an affordable price point for consumers. As the company grows, opportunities may exist to bring more manufacturing and assembly to a US-based partner or to build the capacity internally.

The company retains all ownership rights, title and interest of it's intellectual property, including the patent, trademark, website, product designs, drawings, prototypes, trademarks, photography, and marketing materials.

**Previous Offerings**

Name: Common Stock
Type of security sold: Equity
Final amount sold: $270,530
Number of Securities Sold: 473,105
Use of proceeds: Manufacturing and Marketing
Date: Offering Closed 04-09-2021
Offering exemption relied upon: Section 4(a)(2)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2021 Compared to 2020**

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $58,639, 133% higher compared to fiscal year 2020 revenue of $25,088. Previous supply chain disruptions that had caused inventory shortages were alleviated and marketing efforts were increased during the Reg CF campaign. These factors contributed to the increase in sales revenues from 2020 to 2021.

Cost of Good Sold

Cost of goods sold in 2021 was $29,403, an increase of approximately $7,263, from costs of $22,140 in fiscal year 2020.

Gross margins

Gross margin in 2021 was $29,235 compared to $2,948 in 2020. This increase was primarily due to supply chain improvements and transitioning from outsourcing to in-house assembly in 2021.

Expenses

Expenses in 2021 were $109,499 an increase of $4,481 over 2020 when expenses were $105,018.

Historical results and cash flows:

Historical results and cash flows are not representative of what investors should expect in the future. Supply chain disruptions that had limited sales revenues and adversely affected gross margins have been resolved with the successful transition to new manufacturing suppliers.

**Liquidity and Capital Resources**

At December 31, 2021, the Company had cash of $36,807.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: ICFS Group LLC
Amount Owed: $16,511.39
Interest Rate: 0.0%
Maturity Date: NA

This is an AP account for product Assembly Services from a company that acquired parts from the former manufacture that went out of business. The balance is due and payable but there are no terms, interest, or a maturity date.

Creditor: Eric Goeken
Amount Owed: $50,000.00
Interest Rate: 6.0%

FOR VALUE RECEIVED the undersigned, GRILLFOLD, LLC, an Illinois limited liability company (hereinafter "COMPANY"), promises to pay to the order of Eric Goeken (hereinafter "Lender") the sum of FIFTY THOUSAND AND 00/100 ($50,000.00) DOLLARS ("Principal Amount") together with interest on the unpaid balance of THIRTY THOUSAND AND 00/100 ($30,000.00) DOLLARS of the Principal Amount from the date of the loan evidenced hereby until paid in full at the rate of six percent (6%) per annum. For the sake of clarity, interest does not accrue on $20,000.00 of the Principal Amount. Principal and accrued interest shall be paid in full upon the Company securing either debt or equity financing in the amount of at least $250,000.00, and with the consent of the equity investor or the financial institution providing the loan to the Company. Any part of the outstanding principal balance plus accrued interest thereon may be prepaid from time to time without penalty. Payments received shall be applied first to interest, and the balance on principal. If Company shall fail to perform any of its obligations hereunder and such failure shall continue for a period of ten (10) business days after receipt of written notice regarding the default from Lender, then, a default of Company's obligations hereunder shall be deemed to have occurred. If such default occurs, then the holder of this Note may elect to declare the entire principal remaining at the time unpaid, together with the accrued interest thereon, immediately due and payable. Upon default, interest on the unpaid balance shall accrue at 8% of the unpaid balance per annum, or the maximum rate as allowable by law, whichever is less. The rights, interests and obligations hereunder shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Payments of this note may be assigned by Lender to his heirs or for other estate planning purposes. No other assignment by Lender is permitted without the express written consent of Company. THIS NOTE IS NON-NEGOTIABLE AND MAY NOT BE ASSIGNED OR TRANSFERRED EXCEPT AS EXPRESSLY SET FORTH IN THIS PARAGRAPH. Failure or delay of the Lender to enforce any provisions of this Note shall not be deemed a waiver of such provision, nor shall the Lender be estopped from enforcing such provisions at a later time. Any waiver of the provision hereof must be in writing. Presentment for payment, demand, protest, notice of protest, and notice of non-payment are each hereby waived. This Note may not be changed orally, but only by an agreement in writing and signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought. This Note shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to any applicable principles of conflicts of laws. The Lender of this Note shall be entitled to collect his actual costs, including attorney fees, incurred in any proceeding to enforce the terms and condition of this Note.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Todd Zaroban

Todd Zaroban's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer
Dates of Service: December 31, 2019 - Present
Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company. Todd received equity compensation of 4,359,673 shares of common stock for all roles, and receives no salary at this time.

Position: Secretary
Dates of Service: December 31, 2019 - Present

Responsibilities: Ensuring the integrity of the governance framework, being responsible for the efficient administration of the company, ensuring compliance with statutory and regulatory requirements and implementing decisions made by the Board of Directors.

Position: Chief Operating Officer

Dates of Service: December 31, 2019 - Present

Responsibilities: Oversee the company's business operations and ensures the company has effective operational and financial procedures in place.

Position: Chief Financial Officer
Dates of Service: December 31, 2019 - Present

Responsibilities: Managing the financial actions of the company, tracking cash flow, financial planning, analyzing the company's financial strengths and weaknesses and proposing corrective actions.

Other business experience in the past three years:

Employer: Zaroban Design, LLC
Title: Owner
Dates of Service: August 14, 1998 - Present

Responsibilities: Branding, Design, and Website Development Services.

Name: Eric Goeken

Eric Goeken's current primary role is with HDR. Eric Goeken currently services Eric works 6 hours per week at the company and his hours will increase relative to the success of our StartEngine raise hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Director / Chief Product Designer
Dates of Service: December 31, 2019 - Present

Responsibilities: Product design, engineering, research, development, and innovation. Eric received equity compensation of 4,359,673 shares of common stock for all roles, and receives no salary at this time.

Other business experience in the past three years:

Employer: HDR
Title: Project Architect
Dates of Service: July 02, 2018 - Present

Responsibilities: TBD

Other business experience in the past three years:

Employer: KAI

Title: Project Architect
Dates of Service: June 06, 2016 - July 01, 2018

Responsibilities: The project architect is the team leader in charge of overseeing timely and profitable completion of a project. The project architect coordinates the work team, consults with clients, draws designs, and proposes budgets.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Eric Goeken
Amount and nature of Beneficial ownership: 4,359,673
Percent of class: 43.59

Title of class: Common Stock
Stockholder Name: Todd Zaroban
Amount and nature of Beneficial ownership: 4,359,673
Percent of class: 43.59

## RELATED PARTY TRANSACTIONS

Name of Entity: John Cooper

Relationship to Company: Family member

Nature / amount of interest in the transaction: During 2019, the Company recorded compensation expense associated with Member units granted to a related party of $134,000.

Material Terms: The Company receives from this related party finance consulting services. This related party also serves on the Company's Advisory Board.


Name of Entity: Eric Goeken

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: The Company recorded during 2019, interest expense of $7,850 payable to one of the Company's founders under a Note for $50,000 issued following the founder's contribution of a patent on August 24, 2015.

Material Terms: FOR VALUE RECEIVED the undersigned, GRILLFOLD, LLC, an Illinois limited liability company (hereinafter "COMPANY"), promises to pay to the order of Eric Goeken (hereinafter "Lender") the sum of FIFTY THOUSAND AND 00/100 ($50,000.00) DOLLARS ("Principal Amount") together with interest on the unpaid balance of THIRTY THOUSAND AND 00/100 ($30,000.00) DOLLARS of the Principal Amount from the date of the loan evidenced hereby until paid in full at the rate of six percent (6%) per annum. For the sake of clarity, interest does not accrue on $20,000.00 of the Principal Amount. Principal and accrued interest shall be paid in full upon the Company securing either debt or equity financing in the amount of at least $250,000.00, and with the consent of the equity investor or the financial institution providing the loan to the Company. Any part of the outstanding principal balance plus accrued interest thereon may be prepaid from time to time without penalty. Payments received shall be applied first to interest, and the balance on principal. If Company shall fail to perform any of its obligations hereunder and such failure shall continue for a period of ten (10) business days after receipt of written notice regarding the default from Lender, then, a default of Company's obligations hereunder shall be deemed to have occurred. If such default occurs, then the holder of this Note may elect to declare the entire principal remaining at the time unpaid, together with the accrued interest thereon, immediately due and payable. Upon default, interest on the unpaid balance shall accrue at 8% of the unpaid balance per annum, or the maximum rate as allowable by law, whichever is less. The rights, interests and obligations hereunder shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Payments of this note may be assigned by Lender to his heirs or for other estate planning purposes. No other assignment by Lender is permitted without the express written consent of Company. THIS NOTE IS NON-NEGOTIABLE AND MAY NOT BE ASSIGNED OR TRANSFERRED EXCEPT AS EXPRESSLY SET FORTH IN THIS PARAGRAPH. Failure or delay of the Lender to enforce any provisions of this Note shall not be deemed a waiver of such provision, nor shall the Lender be estopped from enforcing such provisions at a later time. Any waiver of the provision hereof must be in writing. Presentment for payment, demand, protest, notice of protest, and notice of non-payment are each hereby waived. This Note may not be changed orally, but only by an agreement in writing and signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought. This Note shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to any applicable principles of conflicts of laws. The Lender of this Note shall be entitled to collect his actual costs, including attorney fees, incurred in any proceeding to enforce the terms and condition of this Note.

## OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,783,333 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

## What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Outdoor Grill industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of product, making portable outdoor grills and grilling accessories. Our revenues are therefore dependent upon the market for outdoor grills.

We may never have an operational product or service

It is possible that there may never be an operational GoBQ Propane Grill Model or other new products besides the GoBQ Charcoal Grill, or that the new products may never be used to engage in transactions. It is possible that the failure to release new products is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that some new products under development may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our GoBQ Gas/Propane model. Delays or cost overruns in the development of our GoBQ Propane Grill and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will (possibly) fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

**Our new product could fail to achieve the sales projections we expected**

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

**We face significant market competition**

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

**We are competing against other recreational activities**

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

**We are an early stage company and have not yet generated any profits**

GrillFold, LLC (DBA GoBQ Grills) was formed on September 24, 2012. Effective January 1, 2020, the Company converted from an Illinois Limited Liability Company to GoBQ Grills, Inc., a Delaware Corporation. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GoBQ Grills, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

**We are an early stage company and have limited revenue and operating history**

The Company has a short history and limited revenue. If you are investing in this company, it's because you think that the GoBQ Grill is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough people so that the Company will succeed. Further, there is no assurance that we will ever be profitable, and the company has incurred losses since it's inception aggregating $252,032.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 1 trademark, 1 patent, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

**Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time**

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

**We rely on third parties to provide services essential to the success of our business**

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

**We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage.**

Since our products are consumer products that are potentially inherently dangerous, it is possible that users could be injured or killed by our products, whether by product malfunctions, defects, improper installation, improper usage, or other causes. As a manufacturer of products that are used by consumers, we will face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. We will rely on general liability insurance and product liability insurance to cover product liability claims, but claims against us could exceed maximum coverage limits. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

**GoBQ Grills, Inc.**

By  /s/ *Todd Zaroban*

     Name: Todd Zaroban

     Title:  CEO

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Exhibit A

**FINANCIAL STATEMENTS**

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# GoBQ Grills, Inc.

## Profit and Loss

January - December 2021

|  | TOTAL |
|---|---:|
| **Income** | |
|   Freight & Shipping | |
|    Shipping Income | 1,177.28 |
|   **Total Freight & Shipping** | **1,177.28** |
|   Other | |
|    Services | 350.00 |
|   **Total Other** | **350.00** |
|   Product Sales | |
|    Amazon Sales Income | 17,482.62 |
|    PayPal Income | 9,114.06 |
|    Sales | 936.27 |
|    Sales of Product Income | 29,578.31 |
|   **Total Product Sales** | **57,111.26** |
| **Total Income** | **$58,638.54** |
| **Cost of Goods Sold** | |
|   Cost of Goods Sold | 13,262.55 |
|   Freight & delivery - COS | 2,065.38 |
|    Tarrifs | 1,976.39 |
|   **Total Freight & delivery - COS** | **4,041.77** |
|   Other Costs - COS | 236.25 |
|   Subcontractors - COS | 10,769.29 |
|   Supplies & Materials - COGS | 1,093.37 |
| **Total Cost of Goods Sold** | **$29,403.23** |
| **GROSS PROFIT** | **$29,235.31** |
| **Expenses** | |
|   General & Administrative | |
|    Bad Debts | -742.00 |
|    Bank Charges | 215.65 |
|    Dues & Subscriptions | 5,730.64 |
|    Insurance - Liability | 5,972.24 |
|    Legal & Professional Fees | 3,700.33 |
|    Meals and Entertainment | 374.76 |
|    Office & Workshop Expenses | 2,435.93 |
|     Computer Hardware | 1,475.75 |
|     Computer Software | 1,686.26 |
|     Supplies | 3,754.26 |
|    **Total Office & Workshop Expenses** | **9,352.20** |
|    Other General and Admin Expenses | 3,540.10 |



# GoBQ Grills, Inc.

### Profit and Loss

January - December 2021

|  | TOTAL |
|---|---:|
| PayPal Fees | 217.58 |
| Payroll Expenses |  |
| Wages | 6,394.30 |
| **Total Payroll Expenses** | **6,394.30** |
| Payroll Taxes | 655.43 |
| Rent or Lease | 6,600.00 |
| Stationery & Printing | 35.51 |
| Stripe Merchant Fees | 140.60 |
| Taxes & Licenses | 2,039.04 |
| Travel | 2,009.76 |
| Utilities | 2,388.62 |
| **Total General & Administrative** | **48,624.76** |
| Product & Distribution |  |
| Fullfillment | 4,427.70 |
| Shipping and delivery expense | 9,805.29 |
| **Total Product & Distribution** | **14,232.99** |
| Sales & Marketing |  |
| Amazon Fees | 3,276.57 |
| Internet Marketing | 28,215.27 |
| Marketing | 14,280.29 |
| Promotional | 47.71 |
| **Total Sales & Marketing** | **45,819.84** |
| Sales Tax | 821.64 |
| **Total Expenses** | **$109,499.23** |
| **NET OPERATING INCOME** | **$ -80,263.92** |
| **NET INCOME** | **$ -80,263.92** |



# GoBQ Grills, Inc.

## Balance Sheet
As of December 31, 2021

|  | TOTAL |
|---|---:|
| **ASSETS** | |
|   Current Assets | |
|   Bank Accounts | |
|    Amazon Seller Account | 3,627.45 |
|    GoBQ Grills, Inc. CHK 9880 | 32,331.74 |
|    PayPal | 848.29 |
|   **Total Bank Accounts** | **$36,807.48** |
|   Other Current Assets | |
|    Inventory Asset | 25,553.00 |
|   **Total Other Current Assets** | **$25,553.00** |
|   **Total Current Assets** | **$62,360.48** |
|   Other Assets | |
|    Patent | 54,070.00 |
|   **Total Other Assets** | **$54,070.00** |
| **TOTAL ASSETS** | **$116,430.48** |
| **LIABILITIES AND EQUITY** | |
|   Liabilities | |
|   Current Liabilities | |
|    Accounts Payable | |
|     Accounts Payable | 1,800.00 |
|    **Total Accounts Payable** | **$1,800.00** |
|    Other Current Liabilities | |
|     Payroll Liabilities | 2,049.73 |
|    **Total Other Current Liabilities** | **$2,049.73** |
|   **Total Current Liabilities** | **$3,849.73** |
|   Long-Term Liabilities | |
|    Accrued Interest - Noncurrent | 7,850.00 |
|    Notes Payable | 50,000.00 |
|   **Total Long-Term Liabilities** | **$57,850.00** |
|   **Total Liabilities** | **$61,699.73** |
|   Equity | |
|    Additional Paid in Capital | 219,471.24 |
|    Common Stock | 1,178.33 |
|    Member Units | 215,000.00 |
|    Retained Earnings | -300,654.90 |
|    Net Income | -80,263.92 |
|   **Total Equity** | **$54,730.75** |
| **TOTAL LIABILITIES AND EQUITY** | **$116,430.48** |

# CERTIFICATION

I, Todd Zaroban, Principal Executive Officer of GoBQ Grills, Inc., hereby certify that the financial statements of GoBQ Grills, Inc. included in this Report are true and complete in all material respects.

_Todd Zaroban_

CEO